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                             October 11, 2022

       James Brannen
       Chief Executive Officer
       First Seacoast Bancorp, Inc.
       633 Central Avenue
       Dover, New Hampshire 03820

                                                        Re: First Seacoast
Bancorp, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 13,
2022
                                                            File No. 333-267398

       Dear James Brannen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 13, 2022

       Summary, page 1

   1. We note your disclosure on page 107 that all depositors and certain borrowers of First
                                                        Seacoast Bank have
voting rights in First Seacoast Bancorp, MHC as to all matters requiring a vote of
members, and that upon completion of the conversion and stock offering, depositors
and borrowers will no longer have voting rights. Please disclose this in the summary section
or include a cross-reference to this section.
       Inflation can have an adverse impact on our business and on our customers, page 19

   2. We note your risk factor indicating that inflation can have an adverse impact on your business and on our
customers. Please update this risk factor if recent inflationary pressures have
materially impacted your operations. In this regard, if applicable, discuss
 James Brannen
FirstName  LastNameJames
First Seacoast Bancorp, Inc.Brannen
Comapany
October  11,NameFirst
             2022     Seacoast Bancorp, Inc.
October
Page  2 11, 2022 Page 2
FirstName LastName
         how your business has been materially affected by the various types of inflationary pressures you are facing.
We have a high concentration of loans secured by real estate in our market area, page 20

3. Please disclose whether your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures.
Pro Forma Data
At and for the Year Ended December 31, 2021, page 43

4.       We note your reference to a footnote (8) in the table on the line
items Stockholders    equity
         per share, Pro forma stockholders    equity per share, and Pro forma
tangible stockholders
         equity per share; however, there is no related footnote (8) disclosed on page 44. Please revise your disclosures accordingly.
5. We note your adjustment to pro forma stockholders' equity and pro forma stockholders'
         equity per share for the cost to withdraw from defined benefit pension plan, which is described in footnote 4. Please explain your consideration to reflect an adjustment to the pro forma net income and pro forma earnings per share for the cost to withdraw from the defined benefit pension plan. Cite any authoritative literature in your response.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Summary of Critical Accounting Policies and Critical Accounting Estimates, page
47

6. We note that your critical accounting policies involve the calculation of the allowance for loan losses and the measurement of the fair value of financial instruments. For all critical accounting estimates that involve a significant level of estimation uncertainty, please expand your disclosures for the following:
             identify the key quantitative inputs in your baseline estimates; explain the qualitative adjustments made to the baseline estimate; discuss why each critical accounting estimate is subject to uncertainty;
             how much each estimate and/or assumption has changed over the relevant period; and
             a sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying its calculation.
         Refer to Item 303(b)(3) of Regulation S-K.
FSB Wealth Management, page 81

7. We note your disclosure here and throughout that the investment management services provided by FSB Wealth Management are offered through a third-party registered broker-
         dealer and investment advisor. Please revise to disclose the name of the broker-dealer, discuss the material terms of any agreements with the third-party, and file the agreement as an exhibit. If material, please also add a risk factor related to your reliance on a third-
         party for wealth management services.
 James Brannen
FirstName  LastNameJames
First Seacoast Bancorp, Inc.Brannen
Comapany
October  11,NameFirst
             2022     Seacoast Bancorp, Inc.
October
Page  3 11, 2022 Page 3
FirstName LastName
Committees of the Board of Directors, page 95

8.       We note from your risk factor on page 22 that your business is subject to
         cybersecurity risks, and that in 2018 you experienced a security event. To the extent cybersecurity risks are material to your business, please disclose here or in another
         appropriately captioned section the nature of the board   s role in
overseeing
         your cybersecurity risk management, the manner in which the board administers this
         oversight function and any effect this has on the board   s leadership
structure.
Approvals Required, page 106

9. We note that the affirmative vote of a majority of the total votes eligible to be cast by the members of First Seacoast Bancorp, MHC (i.e., depositors and certain borrowers of
         First Seacoast Bank) is required to approve the plan of conversion. Please revise to disclose when you plan to conduct these votes and how this vote will be conducted, such as with a proxy statement, or advise. Please also briefly describe what types of matters currently require depositor approval under "Effect on Voting Rights of Depositors and
         Borrowers" at page 107.
Description of Capital Stock of First Seacoast Bancorp, Inc., page 137

10. Consistent with your disclosure on pages 28 and 133, please briefly discuss here the exclusive forum provision contained in the articles of incorporation. Financial Statements of First Seacoast Bancorp, page F-1

11. We note that the Company has presented one single set of financial statements reflecting both unaudited interim and audited annual information. Based on the current presentation, it is not sufficiently clear in the financial statement footnotes which disclosure items and amounts are unaudited or audited. Please revise your financial statements to ensure it is sufficiently clear specifically which items are audited or unaudited, or alternatively, revise to present a separate complete set of unaudited interim financial and audited annual financial statements.
Exhibits

12. Please include the participation interests in the Exhibit 5 legal opinion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 James Brannen
First Seacoast Bancorp, Inc.
October 11, 2022
Page 4

        You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-
3847 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJames Brannen                          Sincerely,
Comapany NameFirst Seacoast Bancorp, Inc.
                                                         Division of
Corporation Finance
October 11, 2022 Page 4                                  Office of Finance
FirstName LastName